Shinhan Financial Group FY2007 Operating Results

On February 4, 2008, Shinhan Financial Group held an earning release conference for FY 2007 at the International Conference Room of the KRX building in Youido, Seoul, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.

LG Card joined Shinhan Financial Group on March 23, 2007 and became a wholly-owned subsidiary through a small-scale share swap on September 21, 2007. Further, LG Card merged with Shinhan Card and the new integrated Shinhan Card was launched on October 1, 2007. Operating results of Shinhan Card are presented on a integrated basis as of 2007 4Q.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	FY2007	FY2006	Change (in %)
Operating Revenue	26,478,648	20,498,650	29.2

Operating Income	3,691,320	2,424,387	52.3

Ordinary Income	3,886,520	2,513,677	54.6

Net Income	2,396,377	1,832,718	30.8

	4Q 2007	3Q 2007	Change(in %)	4Q 2006	Change (in%)
Operating Revenue	7,236,495	6,525,093	10.9	5,474,775	32.2

Operating Income	232,464	845,438	-72.5	360,610	-35.6

Ordinary Income	366,691	869,210	-57.8	385,986	-5.0

Net Income	225,728	524,207	-56.9	268,916	-16.1

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	FY2007	FY2006	Change (in%)
Operating Revenue	17,797,848	13,709,187	29.8

Operating Income	2,911,218	1,898,151	53.4

Ordinary Income	2,854,911	1,955,972	46.0

Net Income	2,051,302	1,431,147	43.3

3. Operating Results of Shinhan Card (non-consolidated)

(KRW million)

	FY2007	FY2006	Change (in %)
Operating Revenue	2,877,869	2,754,746	4.5

Operating Income	918,902	1,218,192	-24.6

Ordinary Income	1,059,939	1,191,138	-11.0

Net Income	1,487,612	1,193,679	24.6